Economic Outlook

2025–2026

New Nouveau Brunswick

2025–2026 Economic Outlook

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 18, 2025

Cover:
Executive Council Office, Corporate Communications (# 24-01745)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-4204-0 (Bilingual print edition)
ISBN 978-1-4605-4205-7 (PDF: English edition)

Printed in New Brunswick

Note: Unless otherwise indicated, this document reflects data available up to and including February 28, 2025.

Note to readers

The forecast presented in this Economic Outlook reflects the downside risk posed by uncertainty around potential tariffs. The assumptions are limited to the impact of tariff threats and the extent to which it may influence New Brunswick's growth. For the purposes of this forecast, the full implementation of tariffs and potential Canadian countermeasures on the economic dimensions are not considered. The impact will depend on the duration, timing and scope of measures which are not yet clear.

The effects of additional tariffs will continue to be monitored, as they will directly impact New Brunswick by reducing international trade and slowing economic activity. The direct effects would be more readily felt in trade-exposed industries such as manufacturing, with additional indirect impacts spread around the whole economy.

Global Economy

- The International Monetary Fund (IMF) projects global growth of 3.3% for 2025, marking a 0.1 percentage point increase from the 2024 forecast. The projected growth is spurred by stronger-than-expected demand in the United States, which is largely offset by lower expectations in Asia and the Euro area. With easing inflation and the moderating impact from disruptions of the pandemic and the Ukraine war, global growth is expected to remain below the 2000–2019 average of 3.7%, as economies show divergent recovery paths.
- Global trade growth is projected at 3.2% in 2025, down from 3.4% in 2024. Geopolitical tensions and elevated trade policy uncertainty are expected to put pressure on global trade.

World trade volume


% Change
Estimate
Projection
2.9
2.2
5.5
4.0
1.2
-8.5
10.8
5.7
0.7
3.4
3.2
3.3
15
12
9
6
3
0
-3
-6
-9
-12
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026

Source: International Monetary Fund, World Economic Outlook Database, October 2024, January 2025 revision

- The U.S. is anticipated to grow by 2.7% in 2025, supported by robust demand as strong labour income growth and wealth gains from increases in equity valuation continue to bolster consumer spending.
- The U.S. labour market is balanced and appears to have stabilized after a period of easing, with a forecasted unemployment rate of 4.3% in 2025. The labour market strength is expected to support growth in personal income for consumers.

- U.S. housing starts declined in 2024, with growth prospects for 2025 constrained by elevated interest rates, high material costs, historically high home prices, and recent climate disruptions.
- In 2025, growth is anticipated to hold steady at 4.2% in emerging market and developing economies, while advanced economies are expected to accelerate to 1.9%.

Real GDP, International


2024
2025
% Change
8
7
6
5
4
3
2
1
0
3.2
3.3
1.7
1.9
2.8
2.7
0.8
1.0
4.2
4.2
4.8
4.6
6.5
6.5
World
Advanced economies
U.S.
Euro Area
Emerging economies
China
India

Source: International Monetary Fund

- Growth in emerging and developing Europe is forecasted to slow to 2.2% in 2025. Despite a rebound in consumption, the region's growth is expected to be dampened by persistent high energy costs, weak manufacturing and goods exports, and political uncertainty.
- China's growth is expected to slow to 4.6% in 2025, as export gains partially offset slowing consumption. India is expected to see growth at 6.5% in 2025 as the post-pandemic demand fades and a slowdown in industrial activity dampens the economic momentum.
- Resilience in major economies is driving global growth, with effective monetary policies anchoring inflation expectations while minimizing the impact on employment and activity. However, risks to global growth include elevated policy uncertainty under newly elected governments, high debt levels, and geopolitical tensions.

Canadian Economy

- Canadian economic growth is projected to increase from 1.3% in 2024 to 1.8% in 2025, according to the Bank of Canada's latest Economic Outlook. While the Bank's forecast does not factor in new U.S. tariffs, it acknowledges that the threat of tariffs is already influencing financial markets and business decisions. This performance is driven by robust household and business spending, spurred by lower interest rates. While economic activity is expected to accelerate, slower population gains will limit growth.
- Labour force growth of 3.0% outpaced employment gains of 1.9% in 2024, leading the unemployment rate to rise to 6.3% from 5.4% in the previous year. Wage growth remains high, rising 5.9% compared to 2023.

Consumer Price Index, All-items, Canada


12-month % Change
All-items
Food
Shelter
0
2
4
6
8
10
12
Feb-2021
Apr-2021
Jun-2021
Aug-2021
Oct-2021
Dec-2021
Feb-2022
Apr-2022
Jun-2022
Aug-2022
Oct-2022
Dec-2022
Feb-2023
Apr-2023
Jun-2023
Aug-2023
Oct-2023
Dec-2023
Feb-2024
Apr-2024
Jun-2024
Aug-2024
Oct-2024
Dec-2024

Source: Statistics Canada

- The Consumer Price Index (CPI) rose 2.4% in 2024 on an annual average basis, down from 3.9% in 2023, reaching its lowest rate since 2020. Price growth was observed across all but two of the major components, the exceptions being clothing and footwear (-3.2%) and household operations, furnishings and equipment (-1.0%). The components with the most significant increases were shelter (+5.7%), health and personal care (+3.2%) and alcoholic beverages, tobacco products and recreational cannabis (+3.0%).

- The Bank of Canada started cutting rates in mid-2024, lowering its policy rate from 5.00% to 3.00% by January 2025. The easing of monetary policy is expected to contribute to the increase in economic activity by stimulating household and business spending.
- Per capita consumption growth is expected to rise and average around 1.0% in 2025, driven by interest rate cuts, strong disposable income gains, and increased household wealth from rising home prices.

Contribution to Real GDP Growth, Canada, 2025


Real GDP
1.8
Consumption
1.3
Business fixed investment
0.1
Inventories
-0.5
Government
0.5
Net exports
-0.1
Housing
0.5
Percentage points

Source: Bank of Canada

- Consumption's contribution to Gross Domestic Product (GDP) is estimated to be 1.1 percentage points in 2024, and is expected to increase to 1.3 percentage points in 2025. While consumption is supported by robust growth in household income, it is anticipated to ease in 2026 as federal immigration policies limit population growth.
- Housing activity is projected to strengthen in 2025, driven by declining mortgage rates and accumulated demand. However, gains can be expected to soften as population growth slows and rental construction levels moderate from historically high levels. Housing is anticipated to contribute 0.5 percentage points to GDP.

- Business investment is expected to grow in 2025, increasing its contribution to average annual GDP growth to 0.1 percentage points, compared to -0.1 in 2024. Growth is supported by strong demand and declining interest rates, though partially offset by trade-related uncertainty hindering business investment plans.
- Net exports are expected to contribute -0.1 percentage points to GDP growth, with exports largely driven by new transportation capacity for oil and gas, and imports growing in line with domestic demand.
- The consensus of private sector forecasters projects that Canada's employment will grow by 1.2% and the unemployment rate will rise to 6.7% in 2025.
- Reflecting an increase in uncertainty about U.S. trade policy and a slowdown in population growth, some private sector forecasters have begun to embed a modest negative impact in their provincial projections, suggesting slower growth in 2025.

Real GDP, 2025


2.5
2.0
1.5
1.0
0.5
0.0
% Change
Canada 1.6
2.3
2.0
2.0
1.9
1.7
1.6
1.5
1.5
1.4
1.4
Alta.
N.L.
Sask.
P.E.I.
B.C.
Man.
N.S.
Ont.
N.B.
Que.

Source: Average of private sector forecasts

- Generally, forecasts do not yet reflect the potential impact of tariffs and countermeasures.

Growth Rate[1] Comparison from 2023 to 2024			
(as of February 28, 2025)		N.B.	Canada
Population and Labour	Total Population (July 1)	2.7	3.0
	Labour force	3.5	3.0
	Employment	2.9	1.9
	Unemployment rate (%)	7.0	6.3
	Participation rate (%)	60.6	65.5
	Wages and salaries	6.5	5.9
Consumers and Housing	Retail trade	3.2	1.3
	Consumer Price Index	2.2	2.4
	Housing starts	35.7	2.0
Business	Manufacturing sales	1.5	-2.1
	International exports	3.2	1.1
	Building permits	17.2	7.8

[1]Per cent change unless otherwise indicated.
Source: Statistics Canada

New Brunswick Economy

- The Department of Finance and Treasury Board estimates real GDP to have increased by 1.5% in 2024, comparable to the latest consensus among private sector forecasters of 1.3%.
- New Brunswick's economic growth in 2024 was supported by population growth, a historically high number of housing starts, and strong employment levels. Increases in income, household spending, building construction investment, and retail sales also contributed to this growth. Manufacturing sales and exports returned to positive growth after experiencing declines the previous year.
- New Brunswick's population grew by 2.7%, reaching 854,355 as of July 1, 2024. This marked the third consecutive year with growth exceeding 2.0%. The increase was primarily attributed to international migration, while net interprovincial migration experienced slower growth. In the quarter ending September 2024, net interprovincial migration turned negative, marking the first decline since the quarter ending December 2019.


Population and Components of demographic growth, N.B.
Natural increase
Net interprovincial migration
Net international migration
Total population
Demographic growth, Persons
Population, Persons
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
880,000
860,000
840,000
820,000
800,000
780,000
760,000
740,000
720,000
2018/2019
2019/2020
2020/2021
2021/2022
2022/2023
2023/2024
Source: Statistics Canada

- Employment reached a record high of 400,000 positions in 2024, a 2.9% increase from the previous year. Full-time employment rose by 1.6%, adding 5,400 positions, while part-time employment grew by 10.6%, adding 5,900 positions.
- The unemployment rate rose to 7.0% in 2024, the second-lowest rate on record since 1976. This was due to the labour force increasing by 3.5% annually, outpacing the growth in employment.
- The job vacancy rate stood at 3.1% year-to-date in Q3 2024, down from 3.9% for the same period in 2023. Job vacancies increased in educational services (+43.1%), public administration (+27.6%), other services (except public administration) (+2.7%), and health care and social assistance (+1.7%).
- Wages and salaries in New Brunswick grew by 6.5% in 2024, driven by higher average weekly earnings and strong employment gains. Household spending in 2024 was supported by population growth, along with rising employment and income.
- Lower interest rates and stronger foreign demand, driven by heightened economic activity in the U.S., contributed to a 3.2% increase in New Brunswick's merchandise exports in 2024, reaching $17.4 billion. Imports also rose by 7.1% over the same period, led by energy products.

International goods exports, New Brunswick


12,000
10,000
8,000
6,000
4,000
2,000
0
$ Millions
Fuel oil (HS 2710)
All other exports
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: Statistics Canada

- After a notable decline in the previous year, manufacturing sales in New Brunswick rose by 1.5% in 2024, reaching $24.3 billion. This growth was driven by a 2.0% increase in sales for non-durable goods industries, partially offset by a 0.7% decline in durable goods industries. A significant gain was seen in seafood product preparation and packaging, which increased by 25.8% to reach $1.6 billion in sales.
- Investment in building construction grew by 22.1% in 2024, totaling $4.4 billion. This increase was driven by gains in both the residential sector, up 22.4% to $3.3 billion, and the non-residential sector, up 21.2% to $1.1 billion.
- CPI growth in New Brunswick slowed to 2.2% in 2024, down from 3.6% the previous year. This reflected the continued impact of the Bank of Canada's aggressive interest rate hikes over the prior two years, even as these policies began to be reversed in the second half of 2024. Among the eight major components, shelter was the only one to accelerate, rising from 4.5% in 2023 to 5.5% in 2024—the highest increase among all components. The sharpest slowdown occurred in clothing and footwear, which shifted from 2.6% growth in 2023 to a decline of 3.8% in 2024, followed by food, which slowed from 8.0% to 3.3%.

- In 2024, household disposable income experienced healthy growth, buoyed by increases in wages and salaries. Transfers also increased in 2024, with CPP beneficiaries up 5.9%, and employment insurance beneficiaries up 2.1%.
- Driven by population and employment growth, along with higher household disposable income, retail sales rose by 3.2% to $17.8 billion in 2024. Significant increases were observed in clothing, clothing accessories, shoes, jewelry, luggage and leather goods retailers (+7.5%), motor vehicle and parts dealers (+7.0%), and general merchandise stores (+5.8%).
- In 2024, provincial home sales amounted to 9,460 units, marking an increase of 4.2% compared to 2023, due in part to continued population growth and an increase in the number of housing starts. Home prices rose by 9.6% in 2024.
- New Brunswick recorded 6,169 housing starts in 2024, the highest level since 1976 and a 35.7% increase from 2023. This growth was driven primarily by a 45.9% rise in multi-unit construction, while single-detached units saw a more modest increase of 12.7%.

Housing starts, New Brunswick


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Units
Single-detached
Multiples
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Source: Statistics Canada

- In 2025, the Department of Finance and Treasury Board anticipates real GDP to grow by 1.1%, as slower population growth and trade uncertainty outweigh the effects of lower interest rates. This compares with an average of 1.4% among private sector forecasters.


Real GDP, New Brunswick, 2025
2.5
2.0
1.5
1.0
0.5
0.0
% Change
—Average 1.4
2.0
1.7
1.5
1.4
1.2
1.2
1.1
1.0
0.9
Scotia Bank
CIBC
BMO
TD Bank
AEC
CBoC
N.B. FTB
RBC
National Bank
Source: N.B. Finance and Treasury Board

- New Brunswick's population is projected to increase by 0.9% in 2025, a slowdown compared to recent annual growth rates. This deceleration is driven by both a decline in net international migration and weakening interprovincial migration. Federal immigration policies are expected to reduce the flow of new immigrants, while net interprovincial migration is also anticipated to slow after years of strong gains.
- Following four consecutive years of robust expansion, employment growth is expected to moderate to 1.0% in 2025. With smaller population increases anticipated, labour force growth should soften. Elevated uncertainty and the risk of tariffs may cause labour demand to be disrupted in key sectors.
- Wages and salaries growth is expected to decelerate in 2025 due to the slower pace of employment growth. Primary household income is forecasted to increase by 3.8% in 2025.
- Although employment and income growth are anticipated to moderate, household consumption expenditure is expected to grow by 4.1% in 2025, as lower interest rates buoy spending.
- Investment growth is expected to weaken in 2025, attributed to elevated uncertainty caused by the threat of U.S. tariffs, particularly in trade-exposed sectors. Notwithstanding the uncertainty, lower interest rates and higher public sector capital expenditures will support investment.

New Brunswick Economic Indicators, Growth rates[1], 2022 to 2029						
Economic Accounts*	**2022**	**2023**	**2024**	**2025**	**2026**	**2027-2029**
Gross Domestic Product (GDP)	10.4	3.2	3.9	3.2	2.7	2.6
Household final consumption expenditure	9.3	6.6	4.2	4.1	3.0	3.2
Gross fixed capital formation	17.8	0.7	9.2	3.5	2.5	3.0
GDP (real)	2.0	1.6	1.5	1.1	1.3	1.5
Income*						
Primary household income	10.1	6.5	6.2	3.8	3.4	3.5
Household disposable income	4.3	6.9	6.5	4.1	3.3	3.4
Population and Labour**						
Total population (July 1)	2.3	2.8	2.7	0.9	0.5	0.6
Labour force	0.7	2.8	3.5	1.2	0.6	0.7
Employment	3.0	3.5	2.9	1.0	0.7	0.8
Unemployment rate (%)	7.2	6.6	7.0	7.3	7.2	7.1
Participation rate (%)	60.5	60.4	60.6	60.8	60.8	60.7
Other**						
Retail trade	7.8	4.8	3.2	3.5	2.8	3.0
Consumer Price Index	7.3	3.6	2.2	1.8	2.0	2.0
Housing starts	22.2	-2.8	35.7	-5.5	-6.8	-0.5

[1] Per cent change unless otherwise indicated.
Sources: Statistics Canada and N.B. Finance and Treasury Board *2024-2029 **2025-2029.

- New Brunswick's housing resale activity is forecasted to increase in 2025, largely due to the effect of lower interest rates. Housing starts are expected to contract slightly in 2025 as the construction industry works to complete the high number of housing starts from 2024.
- Inflation in New Brunswick is expected to fall to 1.8% in 2025. The GST/HST tax holiday will contribute to slightly lower annual average inflation in 2025. Shelter and food price growth is easing, but remains elevated compared to other categories.
- The New Brunswick forestry sector is being faced with elevated costs and anticipated tariff hikes, and is expected to slow as a result. However, higher lumber prices and a weaker Canadian dollar may help mitigate the slowdown in activity.
- New Brunswick's tourism sector is anticipated to have a steady year of growth in 2025. While international visitor numbers remain below 2019 levels, a lower Canadian dollar may encourage more U.S. tourists to visit, while also prompting Canadians to consider domestic travel over U.S. vacations.

- Activity in the fisheries and aquaculture sectors is projected to be affected by lower volumes resulting from decreased quotas of snow crab and lobster. The sector is also anticipating the negative impact of U.S. tariffs, which would drive prices down. Products that may be diverted to other global markets would still likely face lower prices due to oversupply.
- The New Brunswick manufacturing sector is anticipated to experience difficulty under the threat of tariffs from the U.S. as uncertainty is expected to hinder planned investments in the sector.
- New Brunswick's exports are expected to be negatively impacted by potential U.S. tariffs, since more than 90% of the province's international goods exports go to the U.S. However, the impact is tempered by the fact that international goods exports make up less than half of total exports, with interprovincial trade and service exports accounting for 53.7%. Leveraging these channels and finding alternative global export markets could mitigate some of the economic impacts.

Exports by type and destination, New Brunswick


2019-2023
Average
18.9%
46.3%
28.7%
6.1%
Exports of goods to other countries
Exports of services to other countries
Exports of goods to other provinces
Exports of services to other provinces

Source: Statistics Canada

- Future projects that could materialize in the medium term and spur activity are mostly energy-based, including a new electricity generation facility powered by natural gas in Scoudouc, various wind farm installations, and the Mactaquac dam refurbishment project. Other notable projects include

investments in the forest sector, the Irving pulp and paper mill upgrade, a new medical facility for prison inmates at Dorchester Penitentiary, and a new cold storage facility in Port Saint John.

New Brunswick Economic Indicators

New Brunswick Annual Indicators (as of February 28, 2025)

					% Change		
Indicators	**2021**	**2022**	**2023**	**2024**	**2021-2022**	**2022-2023**	**2023-2024**
Labour							
Population 15 years and over (x 1,000)	654.4	669.0	688.7	710.2	2.2	2.9	3.1
Labour force (x 1,000)	401.8	404.7	415.9	430.3	0.7	2.8	3.5
Employment (x 1,000)	364.6	375.6	388.6	400.0	3.0	3.5	2.9
Full-time (x 1,000)	309.2	322.9	332.7	338.1	4.4	3.0	1.6
Part-time (x 1,000)	55.4	52.7	55.9	61.8	-4.9	6.1	10.6
Goods-producing sector (x 1,000)	72.1	75.8	77.1	81.0	5.1	1.7	5.1
Services-producing sector (x 1,000)	292.6	299.8	311.5	319.0	2.5	3.9	2.4
Unemployment (x 1,000)	37.2	29.1	27.3	30.3	-21.8	-6.2	11.0
Unemployment rate (%)	9.3	7.2	6.6	7.0	...	...	...
Participation rate (%)	61.4	60.5	60.4	60.6	...	...	...
Employment rate (%)	55.7	56.1	56.4	56.3	...	...	...
Average weekly earnings ($)	1,008.88	1,066.65	1,104.22	1,144.98	5.7	3.5	3.7
Wages and salaries ($M)	17,854.9	19,793.4	21,062.4	22,438.8	10.9	6.4	6.5
Employment insurance beneficiaries	65,486	43,477	35,798	36,566	-33.6	-17.7	2.1
Consumers							
Retail trade ($M)	15,308.7	16,500.2	17,285.4	17,830.0	7.8	4.8	3.2
New motor vehicle sales (units)	37,835	34,571	37,818	44,077	-8.6	9.4	16.6
New motor vehicle sales ($M)	1,683.8	1,700.0	1,990.0	2,382.6	1.0	17.1	19.7
Food services and drinking places ($M)	1,200.9	1,382.3	1,533.1	1,623.0	15.1	10.9	5.9
Consumer Price Index (2002=100)	141.8	152.1	157.5	161.0	7.3	3.6	2.2
Housing							
Housing starts (units)	3,829	4,680	4,547	6,169	22.2	-2.8	35.7
Residential building permits ($M)	1,022.8	1,204.9	1,178.1	1,258.7	17.8	-2.2	6.8
MLS® Residential sales (units)	13,201	10,514	9,079	9,460	-20.4	-13.6	4.2
MLS® Residential sales (average price $)	246,536	289,805	297,495	326,100	17.6	2.7	9.6
Business							
Manufacturing sales ($M)	20,938.9	26,911.3	23,979.1	24,349.7	28.5	-10.9	1.5
International exports ($M)	14,829.2	18,802.3	16,900.9	17,448.5	26.8	-10.1	3.2
Non-residential building permits ($M)	394.7	518.3	618.7	846.4	31.3	19.4	36.8
Industrial and commercial ($M)	309.9	326.0	391.7	570.7	5.2	20.1	45.7
Institutional and governmental ($M)	84.8	192.3	227.0	275.7	126.9	18.0	21.5
Wholesale trade ($M)	8,818.9	9,352.2	12,310.0	13,406.9	6.0	31.6	8.9
Farm cash receipts ($M)	943.2	1,103.6	1,140.5	1,166.4	17.0	3.3	2.3
Demographics							
Population (July 1)	790,802	809,264	832,190	854,355	2.3	2.8	2.7
Natural increase (July 1-June 30)	-2,386	-3,165	-3,362		...	...	...
Net migration (July 1-June 30)	20,848	26,091	25,527		...	...	...

... Not applicable
MLS® is a registered trademark of the Canadian Real Estate Association
Sources: Statistics Canada, Canadian Real Estate Association